PGD Eco Solutions, Inc.

7306 Skyview Ave.

New Port Richey, FL 34653

June 23, 2022

VIA EDGAR UPLOAD

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: PGD Eco Solutions, Inc.

Offering Statement on Form 1-A

Filed May 25, 2022

File No. 024-11852

To The Division:

On behalf of PGD Eco Solutions, Inc. (the “Company”), I hereby request qualification of the above-referenced Offering at 4:00 p.m., Eastern Time, on Tuesday, June 28, 2022.

In making this request, the Company acknowledges that:

• Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul Ogorek

CEO